UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 13, 2012

Commission File Number: 001-34887

CAZADOR ACQUISITION CORPORATION LTD.

(Exact Name of Registrant as Specified in its Charter)
 Cayman Islands
 (Jurisdiction of incorporation or organization)
 c/o Arco Capital Management LLC
 7 Sheinovo Street
 1504 Sofia, Bulgaria
 (Address of principal executive offices)
 Jay Johnston
Francesco Piovanetti
Co-Chief Executive Officers and Directors
Cazador Acquisition Corporation Ltd.
c/o Arco Capital Management LLC
7 Sheinovo Street
1504 Sofia, Bulgaria
Tel: +359 2 895 2000
(Name, Telephone, E-mail and/or Facsimile numer and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)

EXPLANATORY NOTE

Cazador Acquisition Corporation Ltd. (the “Company”, “we”, “us” or “our”) is furnishing on this Form 6-K the following documents, which are attached hereto and incorporated by reference herein:

1.	Unaudited financial results for the six months ended June 30, 2011 (the period from April 20, 2010 (inception) to June 30, 2010), attached hereto as Exhibit 1.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2011 and Other Items, attached hereto as Exhibit 2.

Cazador Acquisition Corporation Ltd.
(A Development Stage Company)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January13, 2012	CAZADOR ACQUISITION CORPORATION LTD.

	By:	/s/ Jay Johnston
		Name:	Jay Johnston
		Title:	Chairman and Co-Chief Executive Officer

	By:	/s/Francesco Piovanetti
		Name:	Francesco Piovanetti
		Title:	Co- Chief Executive Officer, Chief Financial Officer and President